Data General Corporation
First Quarter 1994 Interim Report

Period ending December 25, 1993

TO OUR STOCKHOLDERS, CUSTOMERS AND EMPLOYEES:

    Data General reported a net loss of $21.1 million, or $.60 per share, for its first quarter of fiscal 1994, which ended December 25, 1993. For its first quarter last year the company reported net income of $800,000, or $.02 per share.

    Revenues for the first quarter were $261.2 million, compared with revenues of $279.6 million for the first quarter last year.

    We were very disappointed with our financial results. Revenues from our traditional computer line, the ECLIPSE(R) family, were down about 50 percent compared with both the prior quarter and year over year. Performance in Europe was also very disappointing with product revenues 30 percent lower than both the prior quarter and last year's first quarter. The lower volume and the shift in product mix resulted in particularly low margins on equipment sales during the quarter.

    However, while the revenue decline in Europe impacted both our ECLIPSE and AViiON(R) product lines, total AViiON revenues again grew compared to both the prior quarter and last year's comparable quarter. We continue to be encouraged by our AViiON growth, particularly at the high end where our new AV 9500 systems are being very well received by the marketplace.

    The success of the AV 9500 reinforces our belief in the strategy of focusing on the high-end of the commercial marketplace as the means to future revenue growth. To be successful, it is imperative that we continue to focus on the changing needs of these customers. That means an increased emphasis on providing high-value systems, storage and services to large enterprises.
Increasingly, users are looking for information technology suppliers whose platforms can support large databases and the leading enterprise-wide software applications. They are no longer simply looking for the best technology.

    During the quarter, the company strengthened its position in the high-end marketplace with the announcement that more than 20 leading enterprise software vendors have ported or have agreed to port their software to the AViiON platform. More than 3,000 applications now run on AViiON.

    Included in the announcement were such companies as Computer Associates (Unicenter(R)), Oracle (Oracle Parallel Server(TM)), Hewlett-Packard (OpenView(TM)), Datalogix International(GEMMS), Integris(UniKix(TM)), Platinum Software (SeQuel) and Tivoli Systems (Tivoli Management Environment).

    Given the tightly focused marketplace that we serve, we must be able to offer integrated solutions that address the enterprise customer's needs, from development and application rehosting tools to enterprise-wide management software.

    A customer base of more than 23,000 AViiON installations, with a total value of more than $1 billion, has been established since the AViiON line began shipping just over four years ago.

    In January, we announced that our multi- processor AV 9500 central server and AV 5500 distributed server models had produced industry-leading Transaction Processing Benchmark-A (TPC-A) price/performance results. Developed by the Transaction Processing Performance Council, the TPC-A benchmark is a recognized standard of transaction processing performance.

    During the first quarter, we further strengthened our marketplace position with the formation of a Systems Integration Business Unit under the direction of Vice President Donald Zereski, a 30-year industry veteran who joined the company in October. The unit provides a variety of services, ranging from customization of technology, including both hardware and software, to total program management of complex enterprise-wide installations based on Data General technology.

    In addition, the company's CLARiiON(TM) Business Unit expanded its Series 2000 disk array product line with a new high performance model and introduced an economical entry-level Series 1000 disk array family. The new models, announced in January, feature a high speed "mirrored-cache" capability, previously available only in mainframe computer environments.

    Although CLARiiON open storage revenues still represent a small percentage of our total revenues, they are growing at a significant pace, with first quarter revenues more than double those of the prior quarter.

    Despite the disappointing financial results, Data General's financial position remains strong with cash and marketable securities of $168 million at the end of the quarter. In light of first quarter results we are accelerating adjustments to our cost structure to bring it more in line with revenues and margins.

    With the combination of our AViiON servers, our CLARiiON open storage devices, the commercial strengths of our DG/UXTM operating system, our services capability and software partnerships, we believe that Data General today can provide the industry's most complete open enterprise computing solution.

Respectfully submitted,

(signature)

Ronald L. Skates
President and Chief Executive Officer
February 4, 1994

ANNUAL MEETING HIGHLIGHTS

    The Annual Meeting of Stockholders of Data General Corporation was held in Boston on Wednesday, January 26, 1994. Stockholders voted on three proposals
- -- the election of company directors, an amendment to Data General's Employee Qualified Stock Purchase Plan, and the adoption of the 1994 Non-Employee Director Stock Option Plan.

    The following were elected as directors:

    Frederick R. Adler -- Retiring Senior Partner, Fulbright & Jaworski L.L.P., Attorneys at Law.

    Ferdinand Colloredo-Mansfeld -- Chairman and Chief Executive Officer, Cabot Partners Limited Partnership.

    John G. McElwee -- Retired Chairman and Chief Executive Officer, John Hancock Mutual Life Insurance Company.

    Ronald L. Skates -- President and Chief Executive Officer, Data General Corporation.

    Donald H. Trautlein -- Retired Chairman and Chief Executive Officer, Bethlehem Steel Corporation.

    During the meeting, stockholders voted to increase the number of shares of common stock that may be issued through the Employee Qualified Stock Purchase Plan to 8,600,000 shares from 6,600,000 shares.

    Stockholders also approved the adoption of the 1994 Non-Employee Director Stock Option Plan, which provides for the issuance of an annual option to purchase 4,000 shares of the Company's Common Stock to each non-employee director who is elected to the Board of Directors at the Annual Meeting of Stockholders. An aggregate of 150,000 shares of Common Stock may be issued under this plan.

    The Report of the Annual Meeting, including the text of remarks made by Mr. Skates, is being sent to all current stockholders. Additional copies may be obtained by writing to: Data General Corporation, Corporate Communications Department, MS-A235, 4400 Computer Drive, Westboro, Mass. 01580.


DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)


                                                               Quarter Ended
                                                            Dec. 25,   Dec. 26,
in thousands, except net income (loss) per share              1993       1992

Revenues:
    Product . . . . . . . . . . . . . . . . . . . . . . . .$163,697   $175,649
    Service . . . . . . . . . . . . . . . . . . . . . . . .  97,530    103,991

         Total revenues . . . . . . . . . . . . . . . . . . 261,227    279,640

Costs and expenses:
    Cost of product revenues. . . . . . . . . . . . . . . . 111,603    103,741
    Cost of service revenues. . . . . . . . . . . . . . . .  57,556     59,608
    Research and development. . . . . . . . . . . . . . . .  23,517     25,912
    Selling, general, and administrative. . . . . . . . . .  87,022     86,226

         Total costs and expenses . . . . . . . . . . . . . 279,698    275,487

Income (loss) from operations . . . . . . . . . . . . . . . (18,471)     4,153

Interest income . . . . . . . . . . . . . . . . . . . . . .   1,454      2,172
Interest expense. . . . . . . . . . . . . . . . . . . . . .   3,474      3,766

Income (loss) before income taxes . . . . . . . . . . . . . (20,491)     2,559
Income tax provision. . . . . . . . . . . . . . . . . . . .     600      1,800

Net income (loss) . . . . . . . . . . . . . . . . . . . . .$(21,091)  $    759

Net income (loss) per share . . . . . . . . . . . . . . . .   $(.60)      $.02

Weighted average shares outstanding
  including common stock equivalents where applicable . . .  35,333     35,388



No cash dividends have been declared or paid since inception.

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.

DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS



                                                     (Unaudited)
                                                       Dec. 25,   Sept. 25,
dollars in thousands                                     1993        1993

Assets
Current assets:
  Cash and temporary cash investments . . . . . . . .  $100,287    $119,560
  Marketable securities . . . . . . . . . . . . . . .    67,673      72,395
  Receivables, net. . . . . . . . . . . . . . . . . .   274,154     285,481
  Inventories . . . . . . . . . . . . . . . . . . . .   111,851     101,827
  Other current assets. . . . . . . . . . . . . . . .    33,097      32,397

    Total current assets. . . . . . . . . . . . . . .   587,062     611,660

Property, plant, and equipment, net . . . . . . . . .   176,042     177,551
Other assets. . . . . . . . . . . . . . . . . . . . .    77,784      77,118

                                                       $840,888    $866,329

Liabilities and stockholders' equity
Current liabilities:
  Notes payable . . . . . . . . . . . . . . . .  .   . $  2,242    $  2,267
  Accounts payable. . . . . . . . . . . . . . . .  . .   96,172      85,571
  Other current liabilities . . . . . . . . . . .  . .  199,005     215,070

    Total current liabilities . . . . . . . . . .  . .  297,419     302,908

Long-term debt. . . . . . . . . . . . . . . . . . .  .  158,354     158,352
Other liabilities . . . . . . . . . . . . . . . . .  .   29,960      27,992

Stockholders' equity:
  Common stock:
    Outstanding -- 35,413,000 shares at Dec. 25, 1993
    and 35,267,000 shares at Sept. 25, 1993 (net of
    deferred compensation of $11,907 at Dec. 25, 1993
    and $11,619 at Sept. 25, 1993). . . . . . . . .  .  424,540     422,589
  Accumulated deficit . . . . . . . . . . . . . . .  .  (50,321)    (29,230)
  Cumulative translation adjustment . . . . . . . .  .  (19,064)    (16,282)

    Total stockholders' equity. . . . . . . . . . .  .  355,155     377,077

                                                       $840,888    $866,329


The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.

DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

                                                                   Quarter Ended
                                                               Dec. 25,     Dec. 26,
in thousands                                                     1993         1992

Cash flows from operating activities:
  Net income (loss) . . . . . . . . . . . . . . . . . . . . . .$(21,091)    $    759
  Adjustments to reconcile net income (loss) to
   net cash provided from (used by) operating activities:
    Depreciation. . . . . . . . . . . . . . . . . . . . . . . .  19,356       22,576
    Amortization of capitalized software development costs. . .   4,336        3,829
    Other non-cash items, net . . . . . . . . . . . . . . . . .   7,267        5,809
    Change in operating assets and liabilities  . . . . . . . .  (6,435)     (11,498)

    Net cash provided from operating activities . . . . . . . .   3,433       21,475

Cash flows from investing activities:
  Expenditures for property, plant, and equipment . . . . . . . (20,886)     (27,672)
  Net proceeds from (purchases of) marketable securities. . . .   4,722         (601)
  Capitalized software development costs. . . . . . . . . . . .  (4,373)      (5,388)
  Investment in equity security . . . . . . . . . . . . . . . .  (2,000)          --

    Net cash used by investing activities . . . . . . . . . . . (22,537)     (33,661)

Cash flows from financing activities:
    Cash provided from stock plans. . . . . . . . . . . . . . .     621        1,685

Effect of foreign currency rate fluctuations
  on cash and temporary cash investments. . . . . . . . . . . .    (790)      (4,367)

Decrease in cash and temporary
  cash investments. . . . . . . . . . . . . . . . . . . . . . . (19,273)     (14,868)
Cash and temporary cash investments - beginning of period . . . 119,560      139,445

Cash and temporary cash investments - end of period . . . . . .$100,287     $124,577

Supplemental disclosure of cash flow information:
  Interest paid . . . . . . . . . . . . . . . . . . . . . . . .$  4,998     $  4,940
  Income taxes paid . . . . . . . . . . . . . . . . . . . . . .$    610     $  1,269

Certain prior year amounts have been reclassified to conform to current year presentation.

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.

DATA GENERAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)


Note 1.  Consolidated Balance Sheet Details

                                                         Dec. 25,   Sept. 25,
in thousands                                               1993        1993

Inventories:
  Raw materials . .  . . . . . . . . . . . . . . . . . . $  9,648    $  6,665
  Work in process .  . . . . . . . . . . . . . . . . . .   28,066      27,778
  Finished systems.  . . . . . . . . . . . . . . . . . .   36,385      31,566
  Field engineering parts and components.. . . . . . . .   37,752      35,818
                                                         $111,851    $101,827

Property, plant, and equipment:
  Property, plant, and equipment. .. . . . . . . . . . . $663,152    $659,439
  Accumulated depreciation. . . . .. . . . . . . . . . . (487,110)   (481,888)
                                                         $176,042    $177,551

Note 2.  Income Taxes

  In the current quarter, the company adopted Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes". SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. Previously, the company used the SFAS 96 asset and liability approach that gave no recognition to future events other than the recovery of assets and settlement of liabilities at their carrying amounts. The implementation of SFAS 109 did not have a material effect on either the company's consolidated financial position or results of operations.

Note 3. Litigation

  In a previously reported action, in the U.S. District Court for the District of Massachusetts, a jury, on January 28, 1993, awarded the company $52.3 million in damages and related interest from Grumman Systems Support Corporation ("Grumman") for infringing the company's copyrights and misappropriating trade secrets relating to the company's proprietary MV/ADEX diagnostic software. The award includes approximately $15.9 million in pre-judgment interest. On May 13, 1993, Grumman's motion for judgment notwithstanding the verdict and/or for a new trial was rejected. Grumman has appealed to the United States First Circuit Court of Appeals. The company will not recognize the award in its financial statements until it is received or assured. The company has deferred legal costs incurred subsequent to the jury verdict in order to match these costs with the award when recognized.

Note 4.  Basis of Presentation

  In the opinion of management, the accompanying unaudited condensed consol-idated financial statements reflect all adjustments, consisting of normal re-curring accruals, considered necessary for a fair presentation. The company's accounting policies are described in the Notes to Consolidated Financial Statements in the company's 1993 Annual Report. The results of operations for the quarter ended December 25, 1993 are not necessarily indicative of the results for the entire fiscal year.